Exhibit 99.5

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT

This Fourth Amendment, Consent and Waiver to Note Purchase Agreement (this “Amendment”), dated as of March 28, 2019, is among BELLATRIX EXPLORATION LTD., an Alberta corporation (the “Issuer”), U.S. BANK NATIONAL ASSOCIATION, not in its individual capacity, but solely as Agent (in such capacity, the “Agent”), and the financial institutions party hereto as Holders.

R E C I T A L S:

A.        The Issuer, the Holders and the Agent are parties to a Note Purchase Agreement dated as of July 25, 2018 (as amended, restated, modified or supplemented from time to time, including by that certain First Amendment to Note Purchase Agreement dated as of August 24, 2018, that certain Second Amendment to Note Purchase Agreement dated as of September 7, 2018, that certain Third Amendment to Note Purchase Agreement dated as of December 5, 2018, and as further amendment by the Amendment collectively, the “Note Purchase Agreement”).

B.        On September 11, 2018, the Issuer issued warrants (each, a “Warrant” and, collectively, the “Warrants”) to the Holders to purchase an aggregate of 3,088,205 common shares of the Issuer.

C.        The Issuer and 11260049 Canada Limited, the Issuer’s wholly-owned subsidiary (the “Subsidiary”), intend to pursue a recapitalization transaction on the principal terms described in Schedule “C” of each of the Restructuring Support Agreements (as defined below), which terms are also attached as Schedule “A” hereto for reference (the “Attached Terms” and such recapitalization transaction on the Attached Terms together with any Permitted Deviations (as defined below) therefrom, the “Recapitalization Transaction”), which such Recapitalization Transaction is to be approved and executed by holders of the Existing Senior Unsecured Notes holding approximately 90% of the aggregate principal amount of all outstanding Existing Senior Unsecured Notes and holders of convertible debentures issued under the Existing Convertible Debenture (the “Existing Convertible Debentures”) holding approximately 50% of the aggregate principal amount of all outstanding Existing Convertible Debentures and implemented by way of a plan of arrangement (the “CBCA Plan”) pursuant to proceedings to be commenced under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (the “Court” and such proceedings, the “CBCA Proceedings”).

D.        The initiation, pursuit and implementation of the CBCA Proceedings, the Recapitalization Transaction and/or the CBCA Plan may require certain amendments and waivers under the Note Documents.

E.        Accordingly, the Issuer and the Subsidiary have requested, inter alia, that the Holders grant such consents and waivers as may be required under the Note Documents, so as to allow the Issuer and the Subsidiary to pursue and implement the Recapitalization Transaction by way of the CBCA Plan to be filed pursuant to the CBCA Proceedings, subject to the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.        Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Note Purchase Agreement.

Section 2.        [Reserved].

Section 3.        Waivers.

(a)        Potential Defaults. Subject to the satisfaction of the conditions in Section 8 below:

(i)        to the extent that the CBCA Proceedings in respect of the Recapitalization Transaction constitute a Default or Event of Default under Section 12.1(f) of the Note Purchase Agreement, each of the Holders (and by their execution hereof, hereby authorize the Agent to, and the Agent does) hereby: (A) waive such Default and/or Event of Default and (B) waive and rescind any automatic acceleration in connection therewith; provided, however, in the event that the CBCA Proceedings results, directly or indirectly, in an event of default under the Bank Facility, the Existing Unsecured Senior Notes or the Convertible Debentures (except to the extent (i) subject to a stay under the CBCA Proceedings, during the period of the stay, (ii) waived pursuant to an express waiver thereof from the requisite majority of holders of such Debt, for so long as such waiver remains in effect, or (iii) permanently released pursuant to a final and binding order of the Court) at any point in time after the Initial Effective Date, the Issuer shall promptly (and in any case within one (1) Business Day) upon becoming aware thereof provide written notice (which may be through electronic mail) of such event of default to the Agent and the Holders (and failure to deliver such notice shall constitute an immediate Event of Default under the Note Documents) and the waiver contained in this Section 3(a)(i) shall be terminated as a result thereof upon notice by the Majority Holders to the Issuer; and

(ii)        to the extent that any default under the Existing Unsecured Senior Notes and the Convertible Debentures in existence during the pendency of the CBCA Proceedings solely on account of the non-payment of interest would constitute a Default or Event of Default under Section 12.1(l) of the Note Purchase Agreement, each of the Holders (and by their execution hereof, hereby authorize the Agent to, and the Agent does) hereby waive such Default and/or Event of Default; provided, however, (A) in the event that the CBCA Proceedings are terminated prior to the implementation of the Recapitalization Transaction and without such Default or Event of Default being (i) cured by the Issuer, (ii) permanently waived pursuant to an express waiver thereof from the requisite majority of holders of such Debt, or (iii) permanently released pursuant to a final and binding order of the Court, or (B) in the event that such default under the Existing Unsecured Senior Notes or the Convertible Debentures causes an event of default (directly or indirectly) under any Bank Facility, the Existing Unsecured Senior Notes or the Convertible Debentures at any point in time after the Initial Effective Date (except to the extent (i) subject to a stay under the CBCA Proceedings, during the period of the stay, (ii) waived pursuant to an express waiver thereof or subject to a forbearance in respect of the exercise of any enforcement rights in respect thereof, in each case from the requisite majority of holders of such Debt, for so long as such waiver or forbearance remains in effect, or (iii) permanently released pursuant to a final and binding order of the Court), the Issuer shall promptly (and in any case within one (1) Business Day) upon becoming aware thereof provide written notice (which may be through electronic mail) of such event of default to the Agent and the Holders (and failure to deliver such notice shall constitute an immediate Event of Default under the Note Documents) and the waiver contained in this Section 3(a)(ii) shall be terminated as a result thereof upon notice by the Majority Holders to the Issuer.

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(b)        Notice Requirements. The Issuer shall concurrently herewith, enter into the following (collectively, the “Debtholder Agreements”): (i) a consent, amendment and waiver agreement with the Senior Administrative Agent and the Senior Lenders (the “Senior Lender Consent Agreement”), (ii) one or more support agreements with holders of the Existing Unsecured Notes holding approximately 90% of the aggregate principal amount of all outstanding Existing Senior Unsecured Notes (the “Unsecured Noteholders Support Agreement”) and (iii) one or more support agreements with certain holders of the Existing Convertible Debentures holding approximately 50% of the aggregate principal amount of all outstanding Existing Convertible Debentures (the “Convertible Debentureholders Support Agreement”, and together with the Unsecured Noteholders Support Agreement, collectively, the “Restructuring Support Agreements”), in each case in respect of the Recapitalization Transaction. Provided that the Agent and the Holders are provided with final copies of the Debtholder Agreements (subject to any redactions for confidential information in respect of individual fund names and individual fund holdings) concurrently with the execution of this Amendment, the Holders and the Agent hereby waive the notice requirements under Section 10.1(f)(iv) of the Note Purchase Agreement in respect thereof.

(c)        Change of Control. Subject to the satisfaction of the conditions set forth in Section 9 below, to the extent that the Recapitalization Transaction would upon implementation of the Recapitalization Transaction result in a “change of control” (or substantively equivalent term) under the Bank Facility, and such change of control is permanently waived by the requisite Senior Lenders required for such waiver under the Bank Facility, any such “change of control” will be deemed not to be a Change of Control pursuant to clause (d) of the definition thereof in the Note Purchase Agreement.

(d)        Confirmation re: New Third Lien Notes. Subject to the satisfaction of the conditions set forth in Section 9 below, the Holders hereby agree and acknowledge that the New Third Lien Notes (as defined in the term sheet attached as Schedule “A” hereto) constitute, to the extent of the terms thereof described therein, Permitted Junior Debt and Permitted Refinancing Debt under the Note Purchase Agreement.

(e)        Additional Information Rights. Section 3.1 and Sections 3.2(b), (c), (e) and (f) of the Senior Lender Consent Agreement as in effect on the date hereof are hereby incorporated by reference herein, except that (i) any reference therein to “Majority Lenders” or “Agent” shall be deemed a reference to “Majority Holders”, (ii) any reference therein to “Blakes” shall be deemed a reference to “Kirkland & Ellis LLP and Stikeman Elliott LLP” and (iii) any reference to “this Agreement” shall be deemed a reference to “this Amendment”, in each case, for all purposes herein.

Section 4.        Amendments to Note Purchase Agreement on Initial Effective Date. Subject to the satisfaction of the conditions set forth in Section 8 below, the Note Purchase Agreement shall be amended as follows:

(a)        The definition of “Payment in Full” in Section 1.1 of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

““Payment in Full” means (a) the unconditional and irrevocable payment in full in Cash of all principal, interest (including interest accruing during the pendency of an insolvency or liquidation proceeding, regardless of whether allowed or allowable in such insolvency or liquidation proceeding) and premium, if any, on all Notes (or, as used in Section 6.3(b) and Section 6.4(f), all New Money Notes)

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outstanding under this Agreement and (b) the irrevocable payment in full in Cash in respect of all other obligations or amounts that are outstanding under this Agreement (in the case of Section 6.3(b) and 6.4(f), in respect of the New Money Notes) (other than indemnity and expense or other cost reimbursement obligations for which notice of potential claim has not been given). “Paid in Full” has the correlative meaning thereto.”

(b)        The definition of “Pro Rata Share” in Section 1.1 of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

““Pro Rata Share” means, as to any Holder, with respect to:

(a)        Section 2.1, the percentage obtained by dividing (i) the Commitments of that Holder by (ii) the aggregate Commitments of all the Holders;

(b)        the definition of “Conforming Warrant”, the percentage obtained by dividing (i) the outstanding principal amount of the New Money Notes and the Exchange Notes purchased by such Holder on the Funding Date by (ii) the aggregate outstanding principal amount of all New Money Notes and the Exchange Notes purchased by all Holders at the time of determination;

(c)        all payments, computations and other matters relating to the New Money Notes of any Holder, the percentage obtained by dividing (i) the outstanding principal amount of the New Money Notes held by such Holder at the time of determination by (ii) the aggregate outstanding principal amount of all New Money Notes held by all Holders at the time of determination; and

(d)        all payments, computations and other matters relating to the Exchange Notes and Additional Notes of any Holder (but, in the case of any payments, subject in all respects to Section 6.3(b) and Section 6.4(f)), the percentage obtained by dividing (i) the outstanding principal amount of the Exchange Notes and Additional Notes held by such Holder at the time of determination by (ii) the aggregate outstanding principal amount of all Exchange Notes and Additional Notes held by all Holders at the time of determination the Exposure of that Holder by (ii) the Total Exposure.”

(c)        Section 6.3. Section 6.3 of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

“Any payment of any Note made pursuant to Sections 6.1 or 6.2 shall be applied as follows

(a)        first, to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Agent in its capacity as such;

(b)        second, pro rata to Payment in Full of (and in the following order): (i) that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders of the New Money Notes, (ii) all accrued Interest (including interest at the Default Rate) in respect of the New Money Notes, (iii) the Change of Control Premium, Make-Whole Amount, Repayment Fee and any

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other amount due and payable pursuant to Section 6.4(g) in respect of the New Money Notes, if any, (iv) principal outstanding on any New Money Notes which has not yet been reimbursed by or on behalf of the Issuer at such time and (v) all other outstanding Obligations, if any, in respect of the New Money Notes;

(c)        third, pro rata to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders and other Secured Parties under the Note Documents with respect to the Exchange Notes and Additional Notes;

(d)        fourth, pro rata to payment of accrued Interest (including interest at the Default Rate, if any) on the Exchange Notes and Additional Notes;

(e)        fifth, pro rata to pay the Change of Control Premium on the Exchange Notes and the Additional Notes, the Repayment Fee or other amount due and payable pursuant to Section 6.4(g), if any, on the Exchange Notes (including, for the avoidance of doubt, any Change of Control Premium on the Exchange Notes and the Additional Notes, any Repayment Fee or other amount due and payable pursuant to Section 6.4(g), if any, on the Exchange Notes, resulting from the prepayment of principal under clause (f) below);

(f)        sixth, pro rata to payment of principal outstanding on any other Exchange Notes and Additional Notes which have not yet been reimbursed by or on behalf of the Issuer at such time;

(g)        seventh, pro rata to any other Obligations; and

(h)        eighth, any excess, after all of the Obligations shall have been Paid in Full in Cash, shall be paid to the Issuer or as otherwise required by any Governmental Requirement.

For the avoidance of doubt, any and all prepayments made pursuant to Section 6.1 shall be applied solely to clauses (a) and (b) above until the New Money Notes are Paid in Full and thereafter pro rata to the Exchange Notes and Additional Notes in accordance with clauses (c) through (f) above.

Without limiting the generality of the foregoing, this Section 6.3(b) is intended to constitute and shall be deemed to constitute a “subordination agreement” within the meaning of Section 510(a) of the Bankruptcy Code (as defined below) and is intended to be and shall be interpreted to be enforceable to the maximum extent permitted pursuant to applicable non-bankruptcy law. For the avoidance of doubt, the Issuer shall not repay or prepay the Exchange Notes or the Additional Notes prior to the indefeasible payment in full in cash of all Obligations in respect of the New Money Notes. The “Bankruptcy Code” means Title 11, United States Code, as now and hereafter in effect, or any successor statute, and any other insolvency, reorganization, moratorium or similar law of the United States (or any state thereof) or other applicable jurisdiction for the relief of debtors, or any successor statute.”

(d)        Section 6.4(f). Section 6.4(f) of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

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“If an Event of Default shall have occurred and not otherwise been waived, all payments or proceeds received by the Agent hereunder in respect of any of the Obligations shall be applied first, to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Agent (including any costs and expenses related to foreclosure or realization upon, or protecting, Collateral) in its capacity as such, second, pro rata to Payment in Full of (and in the following order): (i) that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders of the New Money Notes, (ii) all accrued Interest (including interest at the Default Rate) in respect of the New Money Notes, (iii) the Change of Control Premium, Make-Whole Amount, Repayment Fee and any other amount due and payable pursuant to Section 6.4(g) in respect of the New Money Notes, if any, (iv) principal outstanding on any New Money Notes which has not yet been reimbursed by or on behalf of the Issuer at such time and (v) all other outstanding Obligations, if any, in respect of the New Money Notes, third, pro rata to payment or reimbursement of that portion of the Obligations constituting fees, expenses and indemnities payable to the Holders in respect to the Exchange Notes and Additional Notes and the other Secured Parties, fourth, pro rata to payment of accrued Interest (including interest at the Default Rate, if any) on the Exchange Notes and Additional Notes, fifth, pro rata to pay the Change of Control Premium on the Exchange Notes and the Additional Notes, any Repayment Fee or other amount due and payable pursuant to clause (g) below, if any, on the Exchange Notes (including, for the avoidance of doubt, any Change of Control Premium on the Exchange Notes and the Additional Notes, any Repayment Fee or other amount due and payable pursuant to clause (g) below, if any, on the Exchange Notes resulting from the prepayment of principal under clause sixth below), sixth, pro rata to payment of principal outstanding on the Exchange Notes and Additional Notes which has not yet been reimbursed by or on behalf of the Issuer at such time, seventh, pro rata to any other Obligations, and eighth, any excess, after all of the Obligations shall have been Paid in Full in cash, shall be paid to the Issuer or as otherwise required by any Governmental Requirement. Without limiting the generality of the foregoing, this Section 6.4(f) is intended to constitute and shall be deemed to constitute a “subordination agreement” within the meaning of Section 510(a) of the Bankruptcy Code (as defined below) and is intended to be and shall be interpreted to be enforceable to the maximum extent permitted pursuant to applicable non-bankruptcy law. For the avoidance of doubt, the Issuer shall not repay or prepay the Exchange Notes or the Additional Notes prior to the indefeasible payment in full in cash of all Obligations in respect of the New Money Notes.”

(e)        Section 9.1(x). Clause (i) of Section 9.1(x) of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

“Neither the Issuer nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than (A) prior to December 6, 2018 the Holders and not more than ten (10) other Institutional Investors, each of which has been offered the Notes at a private sale for investment and (B) on and after December 6, 2018, (x) the Holders and (y) holders of Existing Senior Unsecured Notes pursuant to the CBCA Plan in connection with the Recapitalization Transaction. Neither the Issuer nor anyone

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acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.”

(f)        Section 15.1(e). Section 15.1(e) of the Note Purchase Agreement shall be amended by replacing the phrase that reads “Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:” with the phrase that reads in its entirety as follow:

“(e)        Neither this Agreement nor any provision hereof nor any Note Document nor any provision thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Issuer and/or the other applicable Note Parties and the Majority Holders or by the Issuer and/or the other applicable Note Parties and the Agent with the consent of the Majority Holders; provided, however, any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:”

Section 5.        Amendments to Note Purchase Agreement on Subsequent Effective Date. Subject to the satisfaction of the conditions set forth in Section 9 below, the Note Purchase Agreement shall be amended as follows:

(i)        the new defined terms “Fourth Amendment, Consent and Waiver ” and “Recapitalization Transaction” shall be inserted in correct alphabetical order under Section 1.1 of the Note Purchase Agreement and in each case, shall read in their entireties as follows:

“Fourth Amendment, Consent and Waiver” means that certain Fourth Amendment, Consent and Waiver to Note Purchase Agreement entered into by the Issuer and the Holders party thereto dated as of March 28, 2019;

“Recapitalization Transaction” has the meaning given to such term in the Fourth Amendment, Consent and Waiver;

(ii)        the definition of “Availability Period” in Section 1.1 of the Note Purchase Agreement shall be amended in its entirety and shall read as follows:

“Availability Period” means the period commencing on the Funding Date and ending on June 30, 2019 provided, however, the Availability Period shall terminate immediately upon (and after giving effect to) the consummation of the Recapitalization Transaction.

(iii)        the definition of “Consolidated EBITDA” shall be amended to (A) add a new clause (h) at the end of the first section thereof, and (B) add a new clause (f) at the end of the second section thereof, which new clauses shall read as follows:

“(h) non-cash losses arising from foreign exchange adjustments made in connection with (i) the implementation of the Recapitalization Transaction and (ii) any repurchase or redemption of Debt by the Issuer during the preceding twelve month period from March 1, 2019 (including, for greater certainty, the

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exchange of Existing Senior Unsecured Notes for Exchange Notes completed on the Funding Date)”; and

“(f) non-cash gains arising from foreign exchange adjustments made in connection with (i) the implementation of the Recapitalization Transaction and (ii) any repurchase or redemption of Debt by the Issuer during the preceding twelve month period from March 1, 2019 (including, for greater certainty, the exchange of Existing Senior Unsecured Notes for Exchange Notes completed on the Funding Date)”.

(iv)        Section 10.2(e). The text of Section 10.2(e) is hereby amended to add the following immediately following clause (18) of Section 10.2(e):

“Notwithstanding anything to the contrary contained herein, under no circumstances shall the Issuer make, or permit any of its Subsidiaries to make, directly or indirectly, prior to June 30, 2021, any payment in cash of interest or any other amounts in excess of interest at a rate of up to of 4.75% per annum in respect of the New Third Lien Notes (as amended from time to time any refinancing, replacement or substitution thereof).”

Section 6.        Confirmations and Ratifications. The Issuer hereby confirms and ratifies as of the Initial Effective Date and the Subsequent Effective Date that:

(a)        except as amended hereby, the Note Documents, including, without limitation, the Note Purchase Agreement, remain unamended and unaffected, and remain in full force and effect; and

(b)        the Security remains unamended and unaffected, and remains in full force and effect, such that the Security granted by the Issuer and each Guarantor for the benefit of the Agent and the Holders party hereto continue to secure, apply and extend to all Obligations and other debts, liabilities and obligations, present and future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due and accruing due and owing by or otherwise payable by the Issuer or any Guarantor, in any currency, under, in connection with or pursuant to the Note Documents, including the Note Purchase Agreement.

Section 7.        Agreement to Use Commercially Reasonable Efforts to Further Amend Note Documents; Agreement to Provide Updates Regarding Restructuring Transaction.

(a)        In connection with the implementation of the Recapitalization Transaction and as part of the consummation thereof and subject to the satisfaction of the conditions contained in Section 9 below, the Holders and the Issuer agree that each Holder shall use commercially reasonable efforts to cooperate with the Issuer (and shall authorize the Agent to so cooperate, to the extent required) to cause the notes issued pursuant to the Note Purchase Agreement to become eligible for clearance and settlement through the facilities of The Depositary Trust Company (“DTC”), which commercially reasonable efforts shall include, without limitation, agreeing to any amendments to the Note Purchase Agreement and the other Note Documents necessary to remove references to “Agent” and provide instead for a customary trustee and to incorporate customary provisions allowing such notes to be held in global form through the facilities of DTC; provided, however, that no Holder shall be required to agree to any amendment that affects the substantive rights of such Holder under the Note Purchase Agreement or the other Note Documents; provided, further that (i) the New Money Notes shall be represented by a separate

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global note bearing a unique CUSIP while the Exchange Notes and the Additional Notes shall, to the extent permitted by DTC, all be represented by a single global note bearing the same CUSIP and (ii) the Exchange Notes and any Additional Notes shall have the same terms and be treated on an equal basis in all respects under the Note Purchase Agreement (and any amendment or restatement thereof). In addition to the foregoing, the Holders, the Agent and the Issuer agree that they will work in good faith to further amend the Note Purchase Agreement concurrently with the implementation of the Recapitalization Transaction in order to give effect to any steps or transactions contemplated under the CBCA Plan but solely to the extent such steps or transactions are consistent with the terms of the Recapitalization Transaction as set out on Schedule “A” hereto and solely to the extent such amendments are non-material and mechanical or procedural in nature; provided however, that no Holder shall be required to agree to any amendment that adversely affects the substantive rights of such Holder under the Note Purchase Agreement.

(b)        The Issuer shall provide the Holders written updates (which may be through electronic mail) within three (3) Business Days of any material deviations in terms from the Attached Terms that have been agreed by the Issuer and shall, within seven (7) days of receipt of the request therefor, provide the Holders with any additional information or documentation reasonably requested by the Agent or Majority Holders in respect of the Restructuring Transaction and CBCA Proceedings (subject to any confidentiality restrictions by which the Issuer is bound in respect thereof). The failure of the Issuer to comply with this Section 7(b) for three consecutive (3) Business Days shall be an immediate Event of Default under the Note Purchase Documents.

Section 8.        Conditions to Initial Effective Date. Upon the satisfaction of the following conditions precedent, this Amendment shall become effective (the date of satisfaction of such conditions precedent, the “Initial Effective Date”) (it being agreed and understood that the provisions contained in Section 3(c), Section 3(d) and Section 5, which are conditioned upon the conditions contained in Section 9 (such provisions, collectively, the “Subsequently Effective Provisions”) below shall become effective only as provided in Section 9 below (such conditions as set out in Section 9 being the “Subsequently Effective Conditions”) and all other provisions contained herein shall be effective on the Initial Effective Date (such provisions collectively, the “Initial Effective Provisions”)):

(a)        the Agent and the Holders party hereto shall have received counterparts to this Amendment duly executed by a duly authorized officer of the Issuer, the Agent and the Holders;

(b)        the Agent and Majority Holders shall have received a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of this Amendment and authority, incumbency and title certificates for the Issuer, or the Material Subsidiary, as the case may be, to which are attached true copies of all relevant constating documents and by-laws (or a certification that, as of the Effective Date, there has been no change, amendment or modification to the authority, incumbency and title certificates or constating documents and by-laws delivered under Section 11.1(ii) of the Note Purchase Agreement) and a government issued certificate of status (or equivalent) for its jurisdiction of formation;

(c)        after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 of the Note Purchase Agreement and Section 10 of this Amendment shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the Initial Effective Date, which the undersigned officer of the Issuer shall be deemed

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to have certified to the Agent and the Holders pursuant to Section 10 below upon the Issuer’s execution and delivery of this Amendment;

(d)        the Agent and Majority Holders shall have received copies of the Debtholder Agreements (subject to any redactions for confidential information in respect of individual fund names and individual fund holdings pursuant to the terms of such Debtholder Agreements) as provided in Section 3(c) above in form and substance reasonably satisfactory to the Agent and Majority Holders;

(e)        all reasonable and documented fees, costs and expenses, including legal fees of one counsel in the United States and one counsel in Canada, of the Holders and one counsel in the United States of the Agent, in connection with the preparation, review and/or negotiation of this Amendment, the Recapitalization Transaction, the CBCA Plan, the CBCA Proceedings or any other agreement and documents related directly or indirectly with the foregoing, in each case for which an invoice has been issued at least one (1) Business Day prior to the date hereof, shall have been paid by the Issuer; and

(f)        in consideration of the accommodations contemplated by this Amendment, the Issuer shall pay a fee in the amount equal to $[redacted] to the Agent for the pro rata benefit of each Holder or pursuant to the Holder’s instructions.

Section 9.        Conditions to Subsequent Effective Date. Upon the satisfaction of the following conditions precedent, the Subsequently Effective Provisions shall become effective (the date of satisfaction of such conditions precedent, the “Subsequent Effective Date”):

(a)        to the extent not previously received, the Agent and Majority Holders shall have received a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of all documentation in respect of the Recapitalization Transaction;

(b)        after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 of the Note Purchase Agreement and Section 10 of this Amendment shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the Subsequent Effective Date, which the undersigned officer of the Issuer shall be deemed to have certified to the Agent and the Holders pursuant to Section 10 below upon the consummation of the Recapitalization Transaction;

(c)        all interest, fees, costs and expenses payable by the Issuer pursuant to the terms of the Note Purchase Agreement as of the date hereof shall have been paid;

(d)        all reasonable and documented fees, costs and expenses, including legal fees of one counsel in the United States and one counsel in Canada, of the Holders and one counsel in the United States of the Agent in connection with the preparation, review and/or negotiation of this Amendment, the Recapitalization Transaction, the CBCA Plan, the CBCA Proceedings or any other agreement and documents related directly or indirectly with the foregoing, in each case for which an invoice has been issued at least two (2) Business Days prior to the anticipated effective date of the CBCA Plan, shall have been paid by the Issuer;

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(e)        the CBCA Plan giving effect to the Recapitalization Transaction shall have been approved by the Court and shall have been implemented on or prior to June 30, 2019; provided, however, that the terms of the CBCA Plan and Recapitalization Transaction shall be on the Attached Terms together with any deviations therefrom or such other terms not expressly set forth in the Attached Terms that are: (i) mechanical or procedural in nature and not adverse to the interests of the Holders, (ii) not adverse to the interests of the Holders, (iii) materially adverse to the interests of the Holders, but if and only if the Majority Holders have expressly consented to such terms in writing in their sole discretion or (iv) other deviations or changes not described in clauses (i), (ii) and (iii) but if and only if reasonably satisfactory to the Majority Holders (subclauses (i), (ii), (iii) and (iv) constituting the “Permitted Deviations”) and any such deviation or other terms not constituting a Permitted Deviation shall cause the CBCA Plan and Recapitalization Transaction to expressly not satisfy the condition set forth in this clause (e). For the avoidance of doubt and without limitation, the following shall be deemed to be materially adverse to the interests of the Holders:

(A) failure of the Issuer to refinance, replace, extinguish, cancel, convert and/or exchange all of the Existing Senior Unsecured Notes into Additional Notes, Permitted Junior Debt and common shares of the Issuer;

(B) failure of the Issuer to convert and/or exchange all of the notes issued under the Existing Convertible Indenture into common shares of the Issuer; and

(C) any increase to the interest rate or economics due and payable in respect of any Debt resulting from the Recapitalization Transaction (including the New Third Lien Notes), including any increase in the portion of any interest thereon payable in cash.

(f)        the Warrants shall be amended on terms satisfactory to the Holders and the Issuer, each acting reasonably, in order to (i) reflect the new capital structure of the Issuer and provide that the Warrants shall be exercisable for an aggregate of that number of common shares equal to five percent (5%) of the total number of outstanding common shares of the Issuer immediately after consummation of the Recapitalization Transaction (subject to dilution on account of the exercise of any outstanding or future equity grants pursuant to the Issuer’s equity incentive plans and any future equity issuances that dilute all common shares of the Issuer) and (ii) amend the exercise price to provide that the exercise price shall be equal to the equity value of the common shares of the Issuer, on a per share basis, under the Recapitalization Transaction determined based upon the methodology agreed by the Issuer and the Holders concurrently with the execution of this Amendment;

(g)        the Issuer, the Senior Administrative Agent, the Agent and the collateral agent and trustee for the New Third Lien Notes (as defined in the term sheet attached as Schedule “A” hereto) issued pursuant to the Recapitalization Transaction shall have delivered a duly executed amendment to the Intercreditor Agreement to give effect to the New Third Lien Notes (as defined in the term sheet attached as Schedule “A” hereto), on terms negotiated by the Majority Holders in good faith and acceptable to the Majority Holders; and

(h)        the following conditions have been met with respect to the CBCA Plan:

(i)        all filings that are required under applicable Laws in connection with the Recapitalization Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Recapitalization

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Page 11

Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(ii)        there shall not be in effect any preliminary or final decision, order or decree by a Governmental Authority, no application shall have been made to any Governmental Authority, and no action or investigation shall have been announced, threatened or commenced by any Governmental Authority, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Recapitalization Transaction or the CBCA Plan, or requires or purports to require a material variation of the Attached Terms that does not otherwise satisfy Section 9(e);

(iii)        there shall be no proceeding, claim or investigation pending or threatened before any Governmental Authority in connection with the Recapitalization Transaction that would reasonably be expected to restrain, prohibit or materially impede the Recapitalization Transaction or the CBCA Plan; and

(iv)        the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan.

The Agent, acting at the direction of the Majority Holders, is hereby authorized to declare the Subsequent Effective Date to have occurred (and the Subsequent Effective Date shall occur) upon confirmation by the Majority Holders that the Majority Holders have received satisfactory evidence of the satisfaction of all of the conditions precedent set forth in this Section 9.

Section 10.        Representations and Warranties. The Issuer hereby confirms that, as of the date hereof after giving effect to the Initially Effective Provisions, (a) the representations and warranties of Issuer and each other Note Party contained in this Amendment, the Note Purchase Agreement and the other Note Documents are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects) as of such earlier date, and (b) no Default or Event of Default shall have occurred and be continuing. The execution, delivery, and performance by the Issuer of this Amendment and compliance with the terms and provisions hereof have been duly authorized by all requisite action on the part of Issuer and do not violate any contractual or other obligation by which Issuer is bound that could reasonably be expected to result in a Material Adverse Effect.

Section 11.        Release of Claims. The Issuer, on behalf of itself and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (the Issuer and all such other Persons being hereinafter referred to collectively as the “Releasing Parties” and individually as a “Releasing Party”), hereby absolutely, unconditionally and irrevocably releases, remises and forever discharges the Agent and the Holders, and their successors and assigns, and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents, advisors and other representatives (the Agent, the Holders and all such other Persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, variances, trespasses,

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Page 12

judgments, liens, sums of money, accounts, bills, reckonings, damages, consequential damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever (individually, a “Claim” and collectively, “Claims”) of every kind and nature, known or unknown, suspected or unsuspected, at law or in equity, which Issuer, any Releasing Party or any of their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the Initial Effective Date (and, upon the consummation of the Recapitalization Transaction, on or prior to the Subsequent Effective Date) including, without limitation, Claims for or on account of, or in relation to, or in any way in connection with this Amendment, the Note Purchase Agreement, the other Note Documents, the Recapitalization Transaction, the CBCA Proceedings or the transactions hereunder or thereunder or contemplated hereby or thereby (the “Released Claims”); provided, however, “Released Claims” with respect to any Releasee shall not include any of the foregoing to the extent arising from the willful misconduct or gross negligence of such Releasee as determined in a final non-appealable judgment by a court of competent jurisdiction. The Issuer understands, acknowledges and agrees for itself and on behalf of the other Releasing Parties that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Issuer agrees for itself and on behalf of the other Releasing Parties that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. The Issuer agrees for itself and on behalf of the other Releasing Parties that that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Released Claim. If the Issuer or any other Releasing Party violates the foregoing covenant, the Issuer, for itself and the other Releasing Parties, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by any Releasee as a result of such violation.

Section 12.        Effect of Amendment; Ratification of Note Documents. Except as expressly set forth in this Amendment, the terms, provisions, conditions and covenants of the Note Purchase Agreement, the other Note Documents and the Warrants remain in full force and effect and are hereby ratified and confirmed, and the execution, delivery and performance of this Amendment shall not in any manner operate as a waiver of, consent to or amendment of any other term, provision, condition or covenant of the Note Purchase Agreement, any other Note Document or the Warrants. Without limiting the generality of the foregoing, nothing in this Amendment shall be deemed (i) to constitute a waiver of compliance or consent to noncompliance by any of the Note Parties to, or an amendment of, any other term, provision, condition or covenant of the Note Purchase Agreement, any other Note Documents or the Warrants, other than as specifically set forth herein; or (ii) to prejudice any right or remedy that the Agent or the Holders may now have or may have in the future under or in connection with the Note Purchase Agreement, any other Note Document or the Warrants. Upon the effectiveness of this Amendment, each reference in the Note Purchase Agreement to “this Agreement”, “hereunder”, or words of like import shall mean and be a reference to the Note Purchase Agreement, as amended hereby, and each reference in the Note Purchase Agreement to a Conforming Warrant shall mean and be a reference to each Warrant, as amended hereby. This Amendment shall constitute a Note Document for all purposes. Issuer acknowledges that on the date hereof all outstanding Obligations are payable in accordance with their terms, and Issuer waives any defense, offset, counterclaim or recoupment with respect thereto.

Section 13.        Incorporation of Certain Provisions by Reference. The provisions of Section 1.3 of the Note Purchase Agreement captioned “Governing Law; Jurisdiction; Consent to Service of Process” are incorporated herein by reference.

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Page 13

Section 14.        Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument. For purposes of this Amendment, a counterpart hereof (or signature page thereto) signed and transmitted by any Person party hereto to the Agent (or its counsel) by facsimile machine, telecopier or electronic mail is to be treated as an original. The signature of such Person thereon, for purposes hereof, is to be considered as an original signature, and the counterpart (or signature page thereto) so transmitted is to be considered to have the same binding effect as an original signature on an original document.

Section 15.        Holders’ Authorization to Agent. By their execution hereof, each of the Holders hereby authorizes and directs the Agent to execute and deliver this Amendment. Each Holder, by delivering its signature page to this Amendment, shall be deemed to have acknowledged receipt of, and consented to and approved, each document required to be approved by the Agent and the Holders as a condition to the effectiveness of this Amendment.

Section 16.        Entirety. This Amendment, all of the other Note Documents and the Warrants embody the entire agreement between the parties. THIS AMENDMENT, ALL OF THE OTHER NOTE DOCUMENTS AND THE WARRANTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[Remainder of page intentionally left blank. Signature Pages follow.]

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Page 14

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ISSUER:

BELLATRIX EXPLORATION LTD.

By:	[Signed]
Name:
Title:

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Signature Page

AGENT:

U.S. BANK NATIONAL ASSOCIATION, not in its individual capacity, but solely as Agent

By:	[Signed]
Name:
Title:

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Signature Page

HOLDERS:

[Holder Signature Redacted]

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

FOURTH AMENDMENT, CONSENT AND WAIVER TO NOTE PURCHASE AGREEMENT – Signature Page

SCHEDULE A

Terms of Recapitalization Transaction

See attached.

BELLATRIX EXPLORATION LTD.

EXISTING SENIOR UNSECURED NOTES TRANSACTION

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This term sheet dated as of March 28, 2019 (the “Term Sheet”) describes the principal terms pursuant to which Bellatrix Exploration Ltd. (the “Company”) and the Consenting Noteholders will complete a series of transactions (collectively, the “Transaction”) pursuant to which, among other things, all of the Company’s 8.5% senior unsecured notes due 2020 (the “Existing Senior Unsecured Notes”) issued pursuant to the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time (the “Existing Senior Unsecured Notes Indenture”) will be exchanged for New Second Lien Notes, New Third Lien Notes and New Common Shares pursuant to a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), subject to the terms and conditions set forth in this Term Sheet and/or as may otherwise be agreed by the Company and the Initial Consenting Noteholders.1

Capitalized terms used and not otherwise defined in this Term Sheet shall be as defined in Section V of this Term Sheet.

This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Goodmans LLP, as counsel to the Company. Notwithstanding the foregoing, it is intended that this Term Sheet would be appended to a definitive Support Agreement to be executed by the Company and the Consenting Noteholders and filed by the Company, together with the form of Support Agreement, on SEDAR and EDGAR and filed with the court, together with the form of Support Agreement, in connection with the CBCA Proceedings or other applicable court proceedings in connection with the implementation of the Transaction, as applicable.

This Term Sheet is for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other similar applicable state and federal rules of the United States and similar Canadian rules and laws. This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a restructuring plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation.

1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

I.	TRANSACTION

Exchange of Existing Senior Unsecured Notes

The Transaction shall provide for the exchange of the outstanding Existing Senior Unsecured Notes for New Second Lien Notes, New Third Lien Notes and New Common Shares, as applicable, as further set out herein.

The Transaction shall be implemented pursuant to a CBCA Plan binding all Senior Unsecured Noteholders and the Company.

Pursuant to the CBCA Plan:

1)  each Consenting Noteholder will become entitled to receive on the date of implementation of the Transaction (the “Effective Date”) in exchange for, and in full and final extinguishment and cancellation of, its Existing Senior Unsecured Notes and Existing Senior Unsecured Noteholder Claims (including, for certainty, all accrued and unpaid interest):

a)  payment in cash of the portion of the Cash Interest Payment in respect of its Existing Senior Unsecured Notes;

b)  New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

c)  its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

d)  its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool;

2)  each Senior Unsecured Noteholder that is not a Consenting Noteholder will become entitled to receive on the Effective Date in exchange for, and in full and final extinguishment and cancellation of, its Existing Senior Unsecured Notes and Existing Senior Unsecured Noteholder Claims (including, for certainty, all accrued and unpaid interest):

a)  payment in cash of the portion of the Cash Interest Payment in respect of its Existing Senior Unsecured Notes;

b)  its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

c)  its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

3)  the obligations of the Company with respect to the Existing Senior Unsecured

Notes and the Existing Senior Unsecured Notes Indenture shall be irrevocably and finally extinguished, each Senior Unsecured Noteholder shall have no further right, title or interest in or to the Existing Senior Unsecured Notes or its Existing Senior Unsecured Noteholder Claims, and the Existing Senior Unsecured Notes and the Existing Senior Unsecured Notes Indenture shall be fully and finally cancelled and terminated.

Notwithstanding the foregoing, the Company and the Initial Consenting Noteholders shall have the right, prior to the Effective Date, to agree that instead of the Company paying the Cash Interest Payment in cash on the Effective Date, the Company shall issue additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment, which additional New Third Lien Notes shall be issued to Senior Unsecured Noteholders on the same basis as the New Third Lien Notes set out above.

The Company and the Initial Consenting Noteholders shall also have the right, prior to the Consent Date, to agree that any Senior Unsecured Noteholder that would own (or would be deemed to own) 25% or more of the issued and outstanding common shares of the Company upon implementation of the Transaction pursuant to the CBCA Plan (a “Significant Holder”) may, in lieu of receiving a portion of the New Common Shares that such Significant Holder would be entitled to receive under the CBCA Plan, receive unlisted warrants exercisable for that portion of such New Common Shares (which warrants would be exercisable without any payment) in order for such Significant Holder to own less than 25% of the issued and outstanding common shares of the Company upon implementation of the Transaction. For certainty, the foregoing is not intended to impact the economic terms of the Transaction and the common shares into which such warrants would be exercisable shall, together with the New Common Shares otherwise issued under the Senior Unsecured Noteholder New Common Share Pool, collectively represent approximately 51% of the aggregate issued and outstanding common shares of the Company on the Effective Date upon implementation of the Transaction pursuant to the CBCA Plan as otherwise set out herein. As an alternative to receiving warrants as set forth above, a Significant Holder may, at its sole option, (i) agree with one or more other Initial Consenting Noteholders, prior to the Consent Date, to reallocate their entitlements to receive New Common Shares and New Third Lien Notes under the CBCA Plan among the Significant Holder and such other Initial Consenting Noteholder(s) or (ii) determine, prior to the Consent Date, to contribute a portion of the New Common Shares that such

Significant Holder would otherwise be entitled to receive under the CBCA Plan to the Senior Unsecured Noteholder New Common Share Pool for the benefit of, and to be issued to, other Senior Unsecured Noteholders, in each case so that the Significant Holder shall not receive more than 25% of the issued and outstanding common shares of the Company upon implementation of the Transaction. The Initial Consenting Noteholders acknowledge and agree that in order for a Significant Holder to receive warrants, reallocate entitlements to receive New Common Shares and New Third Lien Notes under the CBCA Plan with one or more other Initial Consenting Noteholders or contribute a portion of its New Common Shares to the Senior Unsecured Noteholder New Common Share Pool (in each case, “Alternative Consideration”), (i) the Alternative Consideration Conditions shall be satisfied, (ii) the Company and such Significant Holder and, to the extent applicable, the other applicable Initial Consenting Noteholder(s) shall work in good faith to satisfy the Alternative Consideration Conditions and (iii) the Company shall, using commercially reasonable efforts, assist with respect to the transfer of any Senior Unsecured Notes out of DTCC (as defined below) and any subsequent steps required in connection with the implementation of the Alternative Consideration.

Concurrently with or prior to the implementation of the Transaction pursuant to a CBCA Plan, in full and final extinguishment and cancellation of the Convertible Debentures, the Company shall complete an exchange of all the Convertible Debentures for approximately 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Transaction pursuant to the CBCA Plan, or shall otherwise extinguish and cancel the Convertible Debentures in full in exchange for cash from the proceeds of one or more new common equity issuances for up to 32.5% of the aggregate issued and outstanding common shares of the Company upon implementation of the Transaction, provided that nothing in respect of the foregoing shall change any of the consideration (including the percentage of common shares of the Company) to be provided to the Senior Unsecured Noteholders as part of the Transaction.

Timeline for Implementation

The actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a)   the Support Agreement shall be executed between the Company and the Initial Consenting Noteholders on or prior to March 28, 2019;

(b)   the Company shall make an application to the Ontario Superior Court of Justice (Commercial List) (the “Court”)

on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders) seeking an interim order under the CBCA (the “Interim Order”) containing, among other things, provisions for the mailing of a CBCA information circular and the CBCA Plan, the calling and holding of necessary meetings of security holders to vote on the CBCA Plan, and a stay of proceedings;

(c)   the Court shall have approved the Interim Order on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders);

(d)   the Court shall have approved the final order (the “Final Order”) in respect of the CBCA Plan on or prior to June 12, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders); and

(e)   the Transaction authorized pursuant to the CBCA Plan shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Initial Consenting Noteholders) (the “Outside Date”).

II. SUPPORT AGREEMENT

Support Agreement

A consent and support agreement containing terms and conditions acceptable to the Company and the Initial Consenting Noteholders will be entered into with the Company by each of the Initial Consenting Noteholders and such other Senior Unsecured Noteholders who sign such a consent and support agreement or a Joinder Agreement (collectively, a “Support Agreement”).

III. OTHER TERMS AND CONDITIONS OF THE TRANSACTION

Board Approval	The Board shall have authorized the Transaction.

Corporate Governance

The Initial Consenting Noteholders shall have the right to designate nominees that shall comprise such proportion of the directors on the Board immediately following the Effective Date of the Transaction as agreed to by the Company and the Initial Consenting Noteholders, provided that any existing directors who wish to remain on the Board will be considered. Other governance matters shall be agreed to by the Company and the Initial Consenting Noteholders as part of the Definitive Documentation.

Initial Consenting Noteholders’ Advisors	The Company shall pay the reasonable fees and expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Stephens Inc., the legal and financial advisors to the Initial

Consenting Noteholders, in each case in accordance with the terms and conditions of written agreements entered into with the Company.

Releases

There shall be usual and customary CBCA Plan releases in connection with the implementation of the Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that the Company, its affiliates, the Consenting Noteholders, the foregoing parties’ respective officers, directors, principals, members, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such, and such other parties as agreed to under the Support Agreement (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Exchange Transaction, the Support Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings and the transactions contemplated herein, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, the Support Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

Definitive Documentation

The Company and the Initial Consenting Noteholders shall, in good faith, negotiate, execute and deliver definitive documentation necessary to implement the Transaction (including any modifications, amendments or supplements thereto), each in form and substance acceptable to the Company and the Initial Consenting Noteholders.

Common Share Consolidation	The common shares of the Company may be consolidated in connection with the implementation of the Transaction, as may be determined by the Company and the Initial Consenting Noteholders.

Other Conditions and Approvals

The Transaction shall be subject to other approvals and conditions as are customary for transactions of this nature, including, without limitation, as applicable:

(a)   receipt of any and all required consents and approvals from required security holders and other required parties, unless otherwise addressed pursuant to the Final Order;

(b)   as part of the Transaction, all of the Convertible Debentures shall be exchanged in accordance with this Term Sheet and all claims with respect to the Convertible

Debentures shall be irrevocably and finally extinguished, discharged and released;

(c)   the continued listing of the Company’s common shares on the Toronto Stock Exchange (subject to receipt of customary final documentation);

(d)   extension of the Revolving Credit Facility for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Company and the Initial Consenting Noteholders;

(e)   amendment to the Existing Second Lien Note Purchase Agreement to reflect the terms of and allow for the implementation of the Transaction in accordance with this Term Sheet in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(f)   execution of an intercreditor agreement to reflect the lien subordination of the New Third Lien Notes to the Revolving Credit Facility, the Existing Second Lien Notes and New Second Lien Notes in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(g)   the Support Agreement shall remain in full force and effect and shall not have terminated;

(h)   entry of the Interim Order and Final Order in form and substance acceptable to the Company and the Initial Consenting Noteholders;

(i)  payment of reasonable documented fees and expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Stephens Inc., the legal and financial advisors to the Initial Consenting Noteholders, in each case in accordance with the terms and conditions of written agreements entered into with the Company; and

(j)  consummation of the CBCA Plan by the Outside Date.

Equity Incentive Plans

The Company shall not make changes to its existing equity incentive plans or implement any new or additional equity incentive plans, in each case on or prior to the implementation of the Transaction, without the consent of the Initial Consenting Noteholders, and shall not prior to the implementation of the Transaction, without the consent of the Initial Consenting Noteholders, settle any existing equity awards (other than in the ordinary course pursuant to the terms of the existing equity incentive plans) or deem the Transaction to be a change of control pursuant to any existing equity incentive plans.

Second Lien Warrants

The Second Lien Warrants shall be amended as of the Effective Date to represent 5% of the outstanding common shares of the Company following implementation of the Transaction (subject to dilution by issuances under the Company’s equity incentive plans) and to have an amended exercise price equal to the equity value of the common shares of the Company, on a per share basis, based upon a methodology that has been agreed upon by the Company and the Initial Consenting Noteholders. The Second Lien Warrants shall dilute all of the outstanding common shares, including the New Common Shares, of the Company.

Public Announcements

All public announcements in respect of the Transaction shall be in form acceptable to the Company and the Initial Consenting Noteholders, provided that nothing shall prevent a party from making public disclosure in respect of the Transaction to the extent required by applicable law.

IV. OTHER MATTERS

Matters Subject to Approval, Satisfaction or Consent of a Party

In this Term Sheet, unless otherwise specifically provided, where matters are subject to the approval, agreement, acceptance, satisfaction and/or consent of a party, such matters shall be subject to such party acting reasonably.

Fractional Securities

No fractional shares will be issued. Any fractional shares that would otherwise have been issued shall be rounded down to the nearest whole number.

The New Second Lien Notes and New Third Lien Notes shall be issued in minimum increments of $1,000 in U.S. dollars and the amount of New Second Lien Notes and/or New Third Lien Notes that any Senior Unsecured Noteholder may become entitled to pursuant to the Transaction shall in each case be rounded down to the nearest multiple of $1,000 in U.S. dollars without compensation therefor.

Note Ratings	The Company shall use commercially reasonable efforts in order to obtain ratings of the New Second Lien Notes and New Third Lien Notes from two credit rating agencies.

Governing Law	This Term Sheet and the Support Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

V. DEFINITIONS

Alternative Consideration Conditions

“Alternative Consideration Conditions” means, in respect of a Significant Holder or other Initial Consenting Noteholder to receive Alternative Consideration, (i) transferring its Senior Unsecured Notes out of the Depository Trust & Clearing Corporation (“DTCC”) and into fully registered form prior to the Consent Date, (ii) providing to the Company or its advisors all information reasonably requested in order to implement the issuance of the Alternative Consideration (including applicable registration information in respect of the New Second Lien Notes, New Third Lien Notes and New Common Shares to be issued to such party), and (iii) taking such other steps as the Company or its advisors may advise are reasonably necessary and complying with all applicable laws in order to implement the issuance of the Alternative Consideration.

Cash Interest Payment

“Cash Interest Payment” means, in the aggregate, in respect of the Existing Senior Unsecured Notes, all accrued and unpaid interest, at the contractual non-default rate, outstanding as at the Effective Date, less US$2 million.

Consent Date	“Consent Date” means May 15, 2019, or such later date as may be determined by the Company.

Consenting Noteholder New Notes Pro Rata Share

“Consenting Noteholder New Notes Pro Rata Share” shall be determined based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Consenting Noteholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Consenting Noteholders as at such record date; provided that in no event shall any Consenting Noteholder’s Consenting Noteholder New Notes Pro Rata Share of the New Second Lien Notes Pool exceed the aggregate principal amount of the Existing Senior Unsecured Notes held by such Consenting Noteholder at the applicable time.

Consenting Noteholder New Second Lien Note Amount

“Consenting Noteholder New Second Lien Note Amount” means, in respect of a Consenting Noteholder, the principal amount of its Consenting Noteholder New Notes Pro Rata Share of the New Second Lien Notes Pool; provided that if such Consenting Noteholder New Second Lien Note Amount based on the foregoing calculation is greater than the principal amount of the Existing Senior Unsecured Notes held by such Consenting Noteholder at the applicable time, then such Consenting Noteholder’s Consenting Noteholder New Second Lien Note Amount shall be equal to the principal amount of Existing Senior Unsecured Notes held by such Consenting Noteholder at the applicable time.

Consenting Noteholder Pro Rata Share

“Consenting Noteholder Pro Rata Share” shall be determined based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Consenting Noteholder, as at a record date to be determined, less its Consenting Noteholder New Second Lien Note Amount, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Senior Unsecured Noteholders as at such record date, less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

Consenting Noteholders

“Consenting Noteholders” means Senior Unsecured Noteholders who, on or prior to the Consent Date (i) enter into a Support Agreement (including by way of a Joinder Agreement) and comply with their obligations pursuant thereto, (ii) vote in favour of the CBCA Plan and/or (iii) otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

Convertible Debenture Indenture	“Convertible Debenture Indenture” means the indenture dated as of August 6, 2016 between the Company and Computershare Trust Company of Canada, as amended from time to time.

Convertible Debentures	“Convertible Debentures” means convertible debentures issued pursuant to the Convertible Debenture Indenture.

Existing Second Lien Note Purchase Agreement

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix Exploration Ltd., as Issuer, U.S. National Association, as Agent, and the other persons signatory thereto, as amended from time to time.

Existing Second Lien Notes	“Existing Second Lien Notes” means the U.S. dollar 8.5% second lien notes issued pursuant to the Existing Second Lien Note Purchase Agreement.

Existing Senior	“Existing Senior Unsecured Noteholder Claims” means all

Unsecured Noteholder Claims

outstanding obligations owing by any person or entity, whether as issuer, guarantor or otherwise, with respect to the Existing Senior Unsecured Notes or the Existing Senior Unsecured Notes Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) as at the Effective Date.

Initial Consenting Noteholders	“Initial Consenting Noteholders” means the Consenting Noteholders that executed a Support Agreement on March 28, 2019.

Joinder Agreement

“Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of Support Agreement, pursuant to which a Senior Unsecured Noteholder agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Noteholder.

New Common Shares	“New Common Shares” means newly issued common shares of the Company to be issued on the Effective Date pursuant to the CBCA Plan.

New Second Lien Notes

“New Second Lien Notes” means new U.S. dollar 8.5% second lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Company pursuant to the Existing Second Lien Note Purchase Agreement and the CBCA Plan.

New Second Lien Notes Pool	“New Second Lien Notes Pool” means New Second Lien Notes in an aggregate principal amount equal to US$50 million.

New Third Lien Notes

“New Third Lien Notes” means new U.S. dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Company with (i) a maturity of December 15, 2023, (ii) an option for the Company to pay an interest rate of (1) (a) 12.5% (of which 9.5% shall be paid in kind and 3.0% shall be paid in cash) until December 31, 2021, and (b) 9.5% paid in cash after December 31, 2021, or (2) 9.5% paid in cash, (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for the Company to pay down the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by the Company and the Initial Consenting Noteholders.

Non-Consenting	“Non-Consenting Noteholder Pro Rata Share” shall be determined

Noteholder Pro Rata Share

based on (i) the total principal amount of Existing Senior Unsecured Notes held by a Senior Unsecured Noteholder that is not a Consenting Noteholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Existing Senior Unsecured Notes held by all Senior Unsecured Noteholders as at such record date, less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

Revolving Credit Facility

“Revolving Credit Facility” means the revolving facility governed by the Amended and Restated Credit Agreement among the Company, Borrower, National Bank of Canada, as Administrative Agent, and other parties signatories thereto, dated as of September 11, 2018 (as amended, restated or supplemented from time to time).

Second Lien Warrants	“Second Lien Warrants” means the warrants issued to the holders of the Existing Second Lien Notes in connection with the Senior Unsecured Notes Exchange Transaction.

Senior Unsecured Noteholder New Common Share Pool

“Senior Unsecured Noteholder New Common Share Pool” means New Common Shares representing approximately 51% (and for greater certainty, in no event less than 50.01%) of the aggregate issued and outstanding common shares of the Company on the Effective Date upon implementation of the Transaction pursuant to the CBCA Plan, on a fully diluted basis (subject to dilution on account of the exercise of the Second Lien Warrants, any outstanding or future equity grants pursuant to the Company’s equity incentive plans and any future equity issuances that dilute all common shares of the Company).

Senior Unsecured Noteholders	“Senior Unsecured Noteholders” means holders of Existing Senior Unsecured Notes.

Senior Unsecured Notes Exchange Transaction

“Senior Unsecured Notes Exchange Transaction” means, collectively, (i) the transactions completed by the Company on September 11, 2018 involving, among other things, the exchange of US$80 million in principal amount of previously outstanding Existing Senior Unsecured Notes for US$72 million of principal amount Existing Second Lien Notes and the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement, and (ii) the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement in December 2018.

BELLATRIX EXPLORATION LTD.

CONVERTIBLE DEBENTURES TRANSACTION

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This term sheet dated as of March 28, 2019 (the “Term Sheet”) describes the principal terms on which Bellatrix Exploration Ltd. (the “Company”) and the Consenting Debentureholders will complete a series of transactions (collectively, the “Transaction”) pursuant to which, among other things, all of the Company’s Convertible Debentures issued pursuant to the Convertible Debenture Indenture will be exchanged for New Common Shares pursuant to, at the election of the Company, either (i) a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), or (ii) an amendment to the Convertible Debenture Indenture (the “Debenture Amendment”), in each case, subject to the terms and conditions set forth in this Term Sheet and/or as may otherwise be agreed by the Company and the Majority Consenting Debentureholders.2

Capitalized terms used and not otherwise defined in this Term Sheet shall be as defined in Section VI of this Term Sheet.

This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Goodmans LLP, as counsel to the Company. Subject to the foregoing, it is intended that this Term Sheet would be appended to a definitive Support Agreement to be executed by the Company and the Consenting Debentureholders and filed by the Company, together with the form of Support Agreement, on SEDAR and EDGAR and, if applicable, filed with the court, together with the form of Support Agreement, in connection with the CBCA Proceedings or other applicable court proceedings in connection with the implementation of the Transaction, as applicable.

This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a restructuring plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation.

2 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

I. TRANSACTION

Exchange of Convertible Debentures

The Transaction shall provide for the exchange of the outstanding Convertible Debentures for New Common Shares, as follows:

1)  each Consenting Debentureholder will become entitled to receive on the date of implementation of the Transaction (the “Effective Date”) in exchange for, and in full and final extinguishment and cancellation of, its Convertible Debentures and its Convertible Debentureholder Claims:

a)  its Consenting Debentureholder Pro Rata Share of the Early Consent Consideration New Common Share Pool; and

b)  its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool;

2)  each Convertible Debentureholder that is not a Consenting Debentureholder will become entitled to receive on the Effective Date in exchange for, and in full and final extinguishment and cancellation of, its Convertible Debentures and its Convertible Debentureholder Claims its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

3)  the obligations of the Company with respect to the Convertible Debentures and the Convertible Debenture Indenture shall be irrevocably and finally extinguished, each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claims, and the Convertible Debentures and the Convertible Debenture Indenture shall be fully and finally cancelled and terminated.

Implementation

The Transaction shall be implemented pursuant to, at the election of the Company, either (i) a CBCA Plan, or (ii) a Debenture Amendment, in each case binding all Convertible Debentureholders pursuant thereto.

II. IMPLEMENTATION OF TRANSACTION

Timeline for Implementation pursuant to a CBCA Plan

If the Transaction is implemented pursuant to a CBCA Plan, the actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a)   the Support Agreement shall be executed between the Company and the Initial Consenting Debentureholder on or prior to March 28, 2019;

(b)   the Company shall make an application to the Ontario Superior Court of Justice (Commercial List) (the “Court”) on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders) seeking an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the CBCA Plan, the calling and holding of necessary meetings of security holders to vote on the CBCA Plan, and a stay of proceedings; and

(c)   the Transaction authorized pursuant to the CBCA Plan shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders).

Timeline for Implementation pursuant to a Debenture Amendment

If the Transaction is implemented pursuant to a Debenture Amendment, the actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a)   the Support Agreement shall be executed between the Company and the Initial Consenting Debentureholder on or prior to March 28, 2019; and

(b)   the Transaction shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders).

III. SUPPORT AGREEMENT

Support Agreement

A consent and support agreement containing terms and conditions acceptable to the Company and the Initial Consenting Debentureholder will be entered into with the Company by the Initial Consenting Debentureholder and such other Convertible Debentureholders who sign such a consent and support agreement or a Joinder Agreement (collectively, a “Support Agreement”).

Consenting Debentureholder Support	The Support Agreement will contain customary support agreement provisions to be agreed between the Company and the Initial Consenting Debentureholder pursuant to which each Consenting

Obligations

Debentureholder shall, among other things, agree with respect to all of its current and subsequently acquired holdings of Convertible Debentures and of any other debt or equity of the Company (collectively, its “Holdings”), so long as the Support Agreement has not been terminated, to use commercially reasonable efforts to:

(a)   support, consent to and vote in favour of the Transaction in respect of its Holdings;

(b)   forbear from the exercise of any rights or remedies it may have relating to, and (if the Transaction is implemented pursuant to a CBCA Plan) consent to a stay in respect of, all existing and future defaults in respect of its Holdings relating to the CBCA Proceedings or the Transaction, or any steps or actions taken in pursuit thereof, during the period in which the Support Agreement is in effect;

(c)   not take or support or encourage any legal or natural person (a “Person”) in taking any action that is intended to or could reasonably be expected to impede, interfere with, prevent or delay the implementation of the Transaction;

(d)   consent to the non-payment of interest by the Company in respect of the Convertible Debentures while the Support Agreement is in effect;

(e)   support, consent to and take such actions as are necessary to effectuate any amendment, supplement, waiver or direction pursuant to the Convertible Debenture Indenture or relating to its Holdings that is necessary or desirable in order to implement the Transaction;

(f)   work cooperatively with the Company and its advisors to structure and implement the Transaction and to take such actions as may be reasonably necessary to carry out the purposes and intent of the Support Agreement; and

(g)   such other provisions as may be agreed and included in the Support Agreement.

Support Obligations of the Company

The Support Agreement will contain customary support agreement provisions to be agreed between the Company and the Initial Consenting Debentureholder pursuant to which the Company shall, so long as the Support Agreement has not been terminated, among other things, agree to:

(a)    support and take all reasonable actions necessary to

implement the Transaction in accordance with a mutually agreed-upon schedule and as contemplated by this Term Sheet and the Support Agreement;

(b)   take reasonable actions to oppose and object to any action by any Person seeking to object to, delay, impede or take any other action to interfere with the approval or implementation of the Transaction;

(c)   not, directly or indirectly, modify the Transaction, in whole or in part, in a manner that is inconsistent with the terms of this Term Sheet and the Support Agreement or commence any proceeding opposing any of the terms of this Term Sheet and the Support Agreement or otherwise take any action to obstruct or delay the consummation of the Transaction;

(d)   agree that all material transaction documents, Court filings of the Company and Court orders entered in connection with the Transaction, as applicable, shall be satisfactory to the Majority Consenting Debentureholders; and

(e)   such other provisions as may be agreed and included in the Support Agreement;

provided that notwithstanding anything to the contrary, the Company shall be permitted to receive a bona fide, unsolicited proposal and to negotiate a transaction in respect of such proposal if the board of directors of the Company (the “Board”), following receipt of advice from its outside legal and financial advisors, believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Transaction (a “Superior Proposal”).

Transfers of Holdings

Pursuant to the Support Agreement, each Consenting Debentureholder shall agree to refrain from, directly or indirectly, selling, assigning, lending, pledging, mortgaging, disposing or otherwise transferring (in each case a “Transfer”) any of its Holdings or any interest therein to any other Person, except with the prior written consent of the Company, provided that if the Consenting Debentureholder manages the Holdings on behalf of a fund, such Consenting Debentureholder may Transfer such Holdings to another fund it manages without the prior consent of the Company, provided further that such Consenting Debentureholder shall remain bound by and subject to the Support Agreement in respect of such Holdings.

Consenting Debentureholder Termination Rights

The Support Agreement will contain applicable termination events to be agreed between the Company and the Initial Consenting Debentureholder with respect to the Support Agreement (including, for certainty, any Joinder Agreements), including, without limitation, the following:

(a)   the occurrence of a material breach of the Support Agreement by the Company that has not been cured (if susceptible to cure) five (5) business days after written notice to the Company of such material breach by the Initial Consenting Debentureholder;

(b)   the Company fails to meet any of the milestones set forth in this Term Sheet and the Support Agreement unless such failure is the result of any act, omission, or delay on the part of a Consenting Debentureholder;

(c)   the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal; and

(d)   such other termination event(s) as may be agreed and included in the Support Agreement.

Company Termination Rights

The Support Agreement will contain applicable termination events to be agreed between the Company and the Initial Consenting Debentureholder with respect to the Support Agreement (including, for certainty, any Joinder Agreements), including, without limitation, the following:

(a)   the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal;

(b)   the Convertible Debentures are paid in cash in full (including any and all accrued and unpaid interest) prior to or on the Effective Date;

(c)   the Transaction is not completed by a determined outside date; and

(d)   such other termination event(s) as may be agreed and included in the Support Agreement.

IV. OTHER TERMS AND CONDITIONS OF THE TRANSACTION

Board Approval	The Board shall have authorized the Transaction.

Maximum Aggregate Note Obligations	Concurrently with or prior to the implementation of the Transaction, the Company shall address certain of its debt obligations such that as of the Effective Date the aggregate principal amount of its secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million of the Company’s first lien bank facilities, and (b) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Existing Senior Unsecured Notes as payment for accrued and outstanding interest in respect of the Existing Senior Unsecured Notes on implementation of the CBCA Plan), or such other amount(s) acceptable to the Company and the Majority Consenting Debentureholders.

Releases

There shall be usual and customary contractual and, if applicable, CBCA Plan releases in connection with the implementation of the Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that the Company, its affiliates, the Consenting Debentureholders, the foregoing parties’ respective officers, directors, principals, members, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such, and such other parties as agreed to under the Support Agreement (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with (i) in the case of a CBCA Plan, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, the Support Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings and the transactions contemplated herein, or (ii) in the case of a Debenture Amendment, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, the Support Agreement, the Transaction and the transactions contemplated herein, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, the Support Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

Definitive Documentation

The Company and the Initial Consenting Debentureholder shall, in good faith, negotiate, execute and deliver definitive documentation necessary to implement the Transaction (including any modifications, amendments or supplements thereto) in form and substance acceptable to the Company and the Majority Consenting Debentureholders.

Tax Considerations	The Transaction shall be structured in a manner to effectuate such transactions in a tax efficient manner in respect of the Company.

Other Conditions and Approvals

The Transaction shall be subject to other approvals and conditions as are customary for transactions of this nature, including, without limitation, as applicable, Court approval, applicable stakeholder approval and stock exchange approval, as set out in the Support Agreement.

Equity Incentive Plans

Any changes that may be made to the Company’s existing equity incentive plans concurrently with implementation of the Transaction shall be acceptable to the Company and the Majority Consenting Debentureholders.

Public Announcements

All public announcements in respect of the Transaction shall be in form acceptable to the Company, provided that nothing shall prevent a party from making public disclosure in respect of the Transaction to the extent required by applicable law.

V. OTHER MATTERS

Matters Subject to Approval, Satisfaction or Consent of a Party

In this Term Sheet, unless otherwise specifically provided, where matters are subject to the approval, agreement, acceptance, satisfaction and/or consent of a party, such matters shall be subject to such party acting reasonably.

Fractional Securities	No fractional shares will be issued. Any fractional shares that would otherwise have been issued shall be rounded down to the nearest whole number.

Governing Law	This Term Sheet and the Support Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

VI. DEFINITIONS

Consent Date	“Consent Date” means May 15, 2019, or such later date as may be determined by the Company.

Consenting Debentureholder Pro Rata Share

“Consenting Debentureholder Pro Rata Share” shall be determined based on (i) the total principal amount of Convertible Debentures held by a Consenting Debentureholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Convertible Debentures held by all Consenting Debentureholders as at such record date.

Consenting	“Consenting Debentureholders” means Convertible Debentureholders who, on or prior to the Consent Date, enter into

Debentureholders

a Support Agreement (including by way of a Joinder Agreement) and comply with their obligations pursuant thereto, vote in favour of the CBCA Plan (as applicable), consent to the Debenture Amendment (as applicable) and/or otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

Convertible Debenture Indenture	“Convertible Debenture Indenture” means the Debenture Indenture dated as of August 6, 2016 between Bellatrix Exploration Ltd., and Computershare Trust Company of Canada, as amended from time to time.

Convertible Debentureholder Claims

“Convertible Debentureholder Claims” means all outstanding obligations owing by any person or entity, whether as issuer, guarantor or otherwise, with respect to the Convertible Debentures or the Convertible Debenture Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments as at the Effective Date.

Convertible Debentureholder New Common Share Pool

“Convertible Debentureholder New Common Share Pool” means New Common Shares representing approximately 27.5% of the aggregate issued and outstanding common shares of the Company immediately following implementation of the Transaction.

Convertible Debentureholder Pro Rata Share

“Convertible Debentureholder Pro Rata Share” shall be determined based on (i) the total principal amount of Convertible Debentures held by a Convertible Debentureholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Convertible Debentures outstanding.

Convertible Debentureholders	“Convertible Debentureholders” means the holders of Convertible Debentures.

Convertible Debentures	“Convertible Debentures” means convertible debentures issued pursuant to the Convertible Debenture Indenture.

Early Consent Consideration New Common Share Pool

“Early Consent Consideration New Common Share Pool” means New Common Shares representing approximately 5% of the aggregate issued and outstanding common shares of the Company immediately following implementation of the Transaction.

Existing Second Lien Note Purchase Agreement

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix Exploration Ltd., as Issuer, U.S. National Association, as Agent, and the other persons signatory thereto, as amended from time to time.

Existing Second Lien Notes	“Existing Second Lien Notes” means the U.S. dollar 8.5% second lien notes issued pursuant to the Existing Second Lien Note Purchase Agreement.

Existing Senior Unsecured Notes

“Existing Senior Unsecured Notes” means the U.S. dollar 8.5% senior unsecured notes due 2020 issued pursuant to the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time.

Existing Senior Unsecured Notes Indenture	“Existing Senior Unsecured Notes Indenture” means the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time.

Initial Consenting Debentureholder	“Initial Consenting Debentureholder” means [redacted].

Joinder Agreement

“Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of Support Agreement, pursuant to which a Convertible Debentureholder agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Debentureholder.

Majority Consenting Debentureholders

“Majority Consenting Debentureholders” means Consenting Debentureholders holding in aggregate not less than a majority of the aggregate principal amount of Convertible Debentures held by all Consenting Debentureholders at the applicable time.

New Common Shares	“New Common Shares” means newly issued common shares of the Company to be issued on the Effective Date pursuant to the Transaction.

Senior Unsecured Notes Transaction

“Senior Unsecured Notes Transaction” means the transactions completed by the Company on September 11, 2018 involving, among other things, the exchange of US$80 million in principal amount of previously outstanding Existing Senior Unsecured Notes for US$72 million of principal amount Existing Second Lien Notes and the issuance of additional Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement.